EXHIBIT 99.2

Electra Announces Non-Brokered Private Placement for up to US$3.5 Million

TORONTO, March 24, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce that it intends to complete a non-brokered private placement (the “Offering”) to raise aggregate gross proceeds of up to US$3,500,000.

The Offering will consist of units of the Company (each, a “Unit”) to be issued at a price of US$1.12 per Unit. Each Unit will consist of one common share in the capital of the Company (“Common Shares”) and one transferable common share purchase warrant (each, a “Warrant”). Each Warrant will entitle the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date.

Interested investors may reflect orders by contacting Heather Smiles at info@electrabmc.com or +1-416-900-3891. All orders must be received by 12:00pm ET today. The net proceeds raised from the Offering will be used to advance the Company’s Refinery project site in Temiskaming Shores, Ontario and for general corporate purposes.

The Units are being offered on a private placement basis to purchasers in each of the provinces of Canada, except Québec (the “Canadian Selling Jurisdictions”) pursuant to the listed issuer financing exemption as outlined in Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). The Units are also being offered to purchasers resident outside of Canada pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada.

There is an offering document related to the portion of the offering conducted under the Listed Issuer Financing Exemption accessible under the Company’s profile at www.sedarplus.com and on the Company’s website at www.ElectraBMC.com. Prospective investors should read this offering document before making an investment decision.

The Common Shares and Warrants underlying the Units issued under the Listed Issuer Financing Exemption will not be subject to a hold period in accordance with Canadian securities laws and are expected to be immediately freely tradeable if sold to purchasers resident in Canada. All other securities issued in the Offering will be subject to a statutory hold period of four months and one day following issuance to the extent required by applicable securities laws and will be free of any hold period under applicable Canadian securities legislation if sold to purchasers outside of Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the Offering, including the total proceeds, use of proceeds, payment of applicable finders fees, the anticipated completion of the Offering, and the approval of the Offering by the TSXV Venture Exchange. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.